SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________________

SCHEDULE 13E-3
(AMENDMENT NO. 3)

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Cardinal Ethanol, LLC
(Name of Issuer)

Cardinal Ethanol, LLC
(Name of Person(s) Filing Statement)

LLC Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Miranda L. Hughes
Brown, Winick, Graves, Gross and Baskerville, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, "Schedule 13E-3") is being filed by Cardinal Ethanol, LLC (“the “Company”), an Indiana limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13E-3 thereunder. This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the result of the Rule 13e-3 transaction subject to this Schedule 13e-3 Transaction Statement.

    On September 26, 2024, the Company held a special meeting of the members (the "2024 Special Meeting"). The members of the Company approved the proposed Third Amended and Restated Operating Agreement (the “Proposed Operating Agreement”) that resulted in a reclassification of our units into newly authorized Class A, Class B, Class C and Class D Units (the “Reclassification”) and the Reclassification. The units of our unit holders of record who held 20 or more of our units have been renamed Class A Units. Our unit holders of record who held at least 5 but no more than 19 units have received one Class B Unit for each unit held by such unit holders immediately before the effective time of the Reclassification. Our unit holders of record who held exactly 4 units have received one Class C Unit for each unit held by such unit holders immediately before the effective time of the Reclassification. Our unit holders of record who held 3 or fewer units received one Class D Unit for each unit held by such unit holders immediately before the effective time of the Reclassification.

    The Reclassification has reduced the number of holders of our units to less than 300 unit holders, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1. Summary Term Sheet
(Reg. M-A 1001)

The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, PROPOSALS AND VOTING" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information
(Reg. M-A 1002)

(a)    The information set forth in the Proxy Statement under the captions: "ABOUT THE 2024 SPECIAL MEETING - Date, Time and Place of the Special Meeting", "ABOUT THE 2024 SPECIAL MEETING–Availability of Proxy Materials," "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, PROPOSALS AND VOTING–What can I do if I change my mind after I vote my units?" and "Who can help answer my questions?" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, PROPOSALS AND VOTING–"How many membership units are outstanding?" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Market Information" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Distributions" is hereby incorporated herein by reference.

(e)    Not applicable.

(f)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Repurchases of Equity Securities" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)    The information set forth in the Proxy Statement under the captions "ABOUT THE 2024 SPECIAL MEETING", "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, PROPOSALS AND VOTING– "What can I do if I change my mind after I vote my units?" and "Who can help answer my questions?" is hereby incorporated herein by reference. The following table identifies (i) each director of the Company, and (ii) each executive officer of the Company, as of August 1, 2024.

Name	Position
Robert Baker	Director
Thomas E. Chalfant	Director, Vice-Chairman
Thomas C. Chronister	Director, Secretary
Robert J. Davis	Director, Chairman
David M. Dersch, Jr.	Director
Gerald Forsythe	Director
Danny R. Huston	Director
Adam Kline	Director
Lewis M. Roch, III	Director
Daniel Sailer	Director
Dale Schwieterman	Director
Chad Smith	Director
Steven J. Snider	Director
J. Phillip Zicht	Director
Jeffrey L. Painter	CEO/President
William Dartt	CFO/Treasurer
Jeremey J. Herlyn	Plant Manager
Casey Bruns	Commodity Manager

(b)    Not applicable.

(c)    Set forth below is certain information with respect to our directors and executive officers including (i) name, (ii) age, (iii) current principal occupation or employment, and (iv) material occupations, positions, offices or employment during the past five years. During the last five years, neither the Company nor any of its directors or executive officers have been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. All directors and executive officers are U.S. citizens. The principal business address of each person identified is 1554 N. County Road 600 E., Union City, Indiana 47390 and the telephone number is 765-964-3137.

Biographical Information of Directors

Robert N. Baker, Director, Age 61.

Mr. Baker has been the President of Clark Investment Group, a real estate development and investment company since 2013 where he previously served as Chief Financial Officer from 1996 to 2013. Mr. Baker is a manager of Clark Family, LLC. Mr. Baker previously practiced as a CPA for 10 years. Mr. Baker also serves on the board of directors for Kansas Ethanol, LLC, a private company. Mr. Baker has served as a director since May 2009 when he was appointed to serve by Clark Family, LLC. Mr. Baker will serve indefinitely at the pleasure of the appointing member.

Thomas E. Chalfant, Director and Vice-Chairman, Age 74.

Mr. Chalfant has been farming in Randolph County since 1972. He served as a member of the board of directors of First Merchants Bank from 1999 until 2009. He has also been the president of the Randolph County Farm Bureau and a county commissioner for Randolph County. He is currently serving on the Indiana Farm Bureau Energy Advisory Committee. Mr. Chalfant graduated from Purdue University with a bachelors of science in agriculture. Mr. Chalfant is currently serving as our vice-chairman. Mr. Chalfant's term as vice-chairman expires in February 2025. Mr. Chalfant has served as a director since our inception. His term will expire in 2025.

Thomas C. Chronister, Director and Secretary, Age 72.

    Since 1975, Mr. Chronister has worked as the manager and pharmacist for Chronister Pharmacies & Gift Stores. He also owns and operates 356 apartments in the Fort Wayne, Indiana area. Mr. Chronister graduated from Purdue University in 1975 with a bachelor's degree in pharmacy. Mr. Chronister's is currently serving as our secretary. Mr. Chronister's term as secretary expires in February 2025. Mr. Chronister served as a director from December 2005 to February 2009 and then from July 2009 to present. His term will expire in 2026.

Robert J. Davis, Director and Chairman, Age 64.

Mr. Davis was formerly the owner and operator of Spiceland Wood Products, Inc., a manufacturing firm supplying the residential and commercial marketplace with customized wood products since 2001. Previously he was the vice president of operations for Frank Miller Lumber Company and for Grede Foundries, Inc. He also owns a 260-acre farm near New Castle, Indiana. He graduated from Purdue University School of Engineering in materials engineering. Mr. Davis previously served as our vice-chairman and is currently serving as our chairman. Mr. Davis's term as chairman expires in February 2025. Mr. Davis has served as a director since December 2005. His term will expire in 2027.

David M. Dersch, Jr., Director, Age 61.

    Col. (ret.) Dersch is a retired Air Force Reserve chaplain after 20 years of honorable service. In addition to deploying overseas, he has been assigned to the Air Force Reserve Command, as well as the Air Force Chief of Chaplains Office at the Pentagon, and the Pacific Air Force. He is the recipient of the Legion of Merit and the Korean Peace Medal. Prior to commissioning as a military chaplain, Col. Dersch pastored churches in Michigan and Alabama. He has a Doctor of Ministry degree from Liberty University in Lynchburg, VA, as well as two masters degrees from Maxwell AFB, AL. Col. Dersch has served as a director since October 2019 when he was appointed to serve by Dersch Energy, LLC. Col. Dersch previously served as a director from July 2017 until January 2019. Col. Dersch will serve indefinitely at the pleasure of the appointing member.

Gerald Forsythe, Director, Age 83.

Mr. Forsythe is currently the chairman and CEO of Indeck Energy Services, Inc., Indeck Capital, Inc. and Indeck Power Equipment Company. Mr. Forsythe began his career with Indeck Power Equipment Company in 1963 and has over fifty years of experience in the power industry. He founded Indeck Energy Services, Inc. in 1985 which constructed and operates gas fired co-generation facilities. Mr. Forsythe also founded Forsythe Racing, Inc. and formed the Forsythe Racing Team in 1982 to participate in open wheel racing. His team has won series championships in Formula Atlantic, Indy Lights and Champ Car. He has also been responsible for constructing racing venues in Mexico and England and is the owner of the Long Beach Grand Prix in California and Cosworth, Ltd. in England. Mr. Forsythe farms over 20,000 acres near his hometown of Marshall, Illinois. Mr. Forsythe also serves as director for LincolnLand Agri-Energy, LLC and Kaapa Ethanol Holdings, LLC. He is also a director for Highwater Ethanol, LLC, a public company. Mr. Forsythe has served as a director since December 2020 when he was appointed to serve by Indeck Energy Services, Inc. Mr. Forsythe will serve indefinitely at the pleasure of the Appointing Member.

Danny R. Huston, Director, Age 65.

            Mr. Huston has over 40 years in business experience and is currently the owner of North American Midway Entertainment, LLC, the world's largest outdoor amusement park employing more than 2,200 associates in 24 states and four Canadian provinces. Mr. Huston has also served as the CEO of North American Midway Entertainment, LLC since 2010 and previously served as the COO beginning in 2007. In the past, Mr. Huston has served as president and on the board of the Outdoor Amusement Business Association. He was appointed by the governor of Indiana to the State of Indiana Amusement Ride Safety Board in 1997 where he served until 2014. He is currently a member of the Outdoor Amusement Business Association, the Showmen's League of America, the International Association of Amusement Parks and Attractions, the International Association of Fairs and Expeditions, and the Lions Club. Mr. Huston has also farmed in Indiana in Randolph and Delaware Counties for over 30 years and is involved in his local communities and various philanthropic organizations. Mr. Huston has served as a director since February 2020. His term will expire in 2026.

Adam Kline, Director, Age 37.

Mr. Kline is a partner at the law firm of Bose McKinney & Evans LLP where has practiced agricultural law since 2012. He is also actively engaged in his family’s farming operations in Hartford City, Indiana. He received a bachelor’s degree in agricultural economics from Purdue University in 2010 and a doctor of jurisprudence from the University of Cincinnati in 2013. Mr. Kline has served as a director since February 2023. His term will expire in 2025.

Lewis M. Roch III, Director, Age 68.

    Mr. Roch co-founded numerous technology companies which either sold, merged with public companies, or went public. Mr. Roch is president of LMR, Inc, which manages Roch Investments, LLC, Roch Holdings, LLC and Roch Enterprises, LLC. In addition, Mr. Roch was a general partner in Roch Interests, Ltd. LLP from 1992 to 2013 and managing partner for RFP Associates, Ltd. from 1983 to 2012. Mr. Roch received his bachelor of science in business administration (BSBA) from Washington University in St. Louis, Missouri and his MBA from the University of Texas at Austin.  Mr. Roch has served as a director since February 2012 when he was appointed to the Board of Directors by Roch Investments, LLC.  Mr. Roch will serve indefinitely at the pleasure of the appointing member.

Daniel Sailer, Director, Age 44.

Mr. Sailer is a director at KSM Business Services, Inc. in Indianapolis, where he primarily focuses on business valuation for gift tax and estate planning, succession and transaction advisory, and employee stock ownership plans.  He has served in this role since 2013. He received a bachelor’s degree in business administration in 2002 from Indiana University, Bloomington.  He is a certified public accountant and a CFA charterholder.  Mr. Sailer served as an appointed director from December 2019 when he was appointed to the Board of Directors by C. Allan Rosar until May 2022 when the appointment rights expired. Mr. Sailer has served as an elected director since February 2023. His term will expire in 2027.

Dale A. Schwieterman, Director, Age 74.

Mr. Schwieterman has been retired since July 2016. He was formerly employed as a certified public accountant for 44 years. He is involved with grain farming in Mercer County, Ohio. He graduated from Bowling Green State University with a degree in business in 1972. Mr. Schwieterman formerly served as our treasurer. Mr. Schwieterman has served as a director since December 2005. His term will expire in 2027.

Chad Smith, Director, Age 40.

Mr. Smith is currently the Chief Financial Officer for Mid-West Metal Products where he has served in that role since 2015. He started his career as an Investment Banker for BMO Capital Markets and then worked as the Director of Financial Planning & Analysis for United States Infrastructure Corporation. He received a bachelor's degree in business and an MBA from Indiana University. Mr. Smith has served as a director since February 2023. His term will expire in 2027.

Steven J. Snider, Director, Age 65.

    Mr. Snider retired as a regional manager for AgReliant Genetics, the third largest corn seed company in the United States, with whom he has worked since 1982. He served as secretary and general manager of Silver Fox Developments in Warsaw, Indiana and served as the managing partner of SMOR, LLC, a real estate development and investment group. He is an active private equity investor. He received a bachelor’s degree in agricultural economics from Purdue University in 1982. Mr. Snider served as a director from December 2005 until February 2009 and then from February 2017 to present. His term will expire in 2026.

J. Phillip Zicht, Director, Age 73.

Mr. Zicht was a teacher for 41 years. He has also been actively engaged in farming in Randolph County, Indiana for most of his life. He served on the staff-parish committee at the Asbury United Methodist Church for many years, twice holding the office of chairman. Mr. Zicht is a member of Lions Club and is also active in Randolph County 4-H where he has served in the past as the chairman of the Incorporated Committee. He graduated from Ball State University. Mr. Zicht was one of the original founding members of our Company. Mr. Zicht has served as a director since February 2013. His term will expire in 2025.
Biographical Information of Executive Officers

Jeffrey L. Painter, Chief Executive Officer/President, Age 68.

Mr. Painter was appointed as our chief executive officer and president effective November 1, 2008. Mr. Painter has served as our general manager since January 2007. Mr. Painter has been in the agricultural business for more than 35 years. Most of those years were spent as a grain merchandiser and/or facility manager for grain companies located in Indiana, Illinois and Ohio. Previously, he was the commodities manager at an ethanol facility in east central Illinois for 10 months before taking over as general manager from March of 2005 to March of 2007. Mr. Painter grew up in New Castle, Indiana on a family farm that operated a corn and soybean business and hog and cattle operations. After graduation he attended Purdue University. It is anticipated that Mr. Painter will hold the offices of chief executive officer and president until the earlier of his resignation, death, disqualification or removal by the Board of Directors.

William Dartt, Chief Financial Officer/Treasurer, Age 64.

Mr. Dartt has been serving as our chief financial officer and treasurer since March 2010. Mr. Dartt received his Bachelors of Business Administration from Mt. Vernon Nazarene University. It is anticipated that Mr. Dartt will hold the offices of chief financial officer and treasurer until the earlier of his resignation, death, disqualification or removal by the chief executive officer or the Board of Directors.
Jeremey J. Herlyn, Plant Manager, Age 52.

    Mr. Herlyn has been serving as our plant manager since June 2008. Mr. Herlyn previously served as the plant manager for Land O'Lakes Purina Feed, LLC in Richmond, Indiana, where he had been employed from June 1994 until becoming our plant manager. He received a bachelor of science in agricultural engineering from South Dakota State University in 1994. It is anticipated that Mr. Herlyn will continue as our plant manager until the earlier of his resignation, death, disqualification or removal by the chief executive officer or the Board of Directors.

Casey Bruns, Commodity Manager, Age 40.

    Mr. Bruns has been serving as our commodity manager since the fall of 2018. Mr. Bruns previously served on our grain origination team since April 2015. Prior to that, he was employed as the Corn Procurement Manager at Patriot Renewable Fuels, LLC in Annawan Illinois. He received his bachelor of science degree in Agriculture Economics and also Animal Agribusiness from Purdue University in 2006. It is anticipated that Mr. Bruns will continue as our commodity manager until the earlier of his resignation, death, disqualification or removal by the chief executive officer or the Board of Directors.

ITEM 4. Terms of the Transaction.
(Reg. M-A 1004(a) and (c) through (f))

(a)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE PROPOSED OPERATING AGREEMENT AND THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons Related to the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on the Company," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of the Company," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification" and "THE THIRD AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE PROPOSED OPERATING AGREEMENT AND THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of the Company" and "THE THIRD AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Appraisal and Dissenters’ Rights" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))

(a)    In the ordinary course of business, we regularly enter into transactions to buy grain. From time to time, we may buy grain from related persons on the same basis as we buy grain from unrelated parties.

During our fiscal year ended September 30, 2024, we entered into the following transactions with related parties. LeFevre Family Enterprises delivered grain to the Company in the approximate amount of $783,000. Our former director, Cyril LeFevre, was an owner of LeFevre Family Enterprises.

During our fiscal year ended September 30, 2023, we entered into the following transactions with related parties. Chalfant Mud Creek Farms delivered grain to the Company in the approximate amount of $267,000. Chalfant Mud Creek Farms is a business owned by Wade and Elliot Chalfant, sons of our director, Thomas Chalfant. LeFevre Family Enterprises delivered grain to the Company in the approximate amount of $677,000. Our former director, Cyril LeFevre, was an owner of LeFevre Family Enterprises. Our director, J. Phillip Zicht delivered grain to the Company in the approximate amount of $104,000.

(b)    Not applicable.

(c)    Not applicable.

(e)    Not applicable.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg M-A 1006(b) and (c)(1) through (8))

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on the Company" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on the Company," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of the Company" and "THE THIRD AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on the Company," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of the Company," and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification" is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction
(Reg. M-A 1014)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, PROPOSALS AND VOTING– "What is the voting requirement for the proposals and what is the effect of an abstention?" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered" and "OTHER MATTERS–Reports, Opinions, Appraisals and Negotiations" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

ITEM 10. Source and Amounts of Funds or Other Consideration.
(Reg. M-A 1007)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses; Financing of the Reclassification" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses; Financing of the Reclassification"" is hereby incorporated herein by reference.

(d)    Not applicable.

ITEM 11. Interest in Securities of the Subject Company.
(Reg M-A 1008)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS–Recent Transactions" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

(d)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
(Reg M-A 1010(a) and (b))

(a)    The information set forth in the Proxy Statement under the caption "EXHIBITS INCORPORATED BY REFERENCE" is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

•    Our Annual Report on Form 10-K for fiscal year ended September 30, 2023, including audited financial information; and

•Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

(b)    The information set forth in the Proxy Statement under the caption "FINANCIAL INFORMATION–Pro Forma Information" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)    The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, PROPOSALS AND VOTING - “Who is soliciting proxies on behalf of the Company?" and "ABOUT THE 2024 SPECIAL MEETING" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, PROPOSALS AND VOTING - "Who is paying for this proxy solicitation?" and "ABOUT THE 2024 SPECIAL MEETING" is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b) and (c))

(b)    The information set forth in the Proxy Statement under the caption "OTHER MATTERS–Compensation of Named Executive Officers; Golden Parachutes" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

(a)    All documents specified in Item 1016(a) through (d), (f) and (g)

(a)    Definitive Proxy Statement, together with all amendments thereto, appendices and proxy card.*

(b)    Not applicable.

(c)    Not applicable.

(d)    Proposed Third Amended and Restated Operating Agreement. **

(f)    Not applicable.

(g)    Not applicable.

(b)    Exhibit 107 - Table - The transaction valuation, fee rate, amount of filing fee.
_______________________

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on August 1, 2024 (and amendments thereto).

**Incorporated by reference to Appendix C of Exhibit (a).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

CARDINAL ETHANOL, LLC

Date:	October 3, 2024	/s/ Jeffrey L. Painter
Jeffrey L. Painter
President and Chief Executive Officer
(Principal Executive Officer)

Date:	October 3, 2024	/s/ William Dartt
William Dartt
Chief Financial Officer
(Principal Financial Officer)